Exhibit 99.2

Amboy Aggregates Joint Venture and Subsidiaries

Consolidated Financial Statements

and Independent Auditor's Reports

As of December 31, 2016 (unaudited) and 2015 and for the Year Ended December 31, 2016 (unaudited) and for the Periods from January 1, 2015 to June 30, 2015 and July 1, 2015 to December 31, 2015 and for the Year Ended December 31, 2014

Amboy Aggregates Joint Venture and Subsidiaries

Index

Page

Independent Auditor's Reports2-4

Consolidated Statements of Net Assets in Liquidation (Liquidation Basis)5

Consolidated Statements of Changes in Net Assets

in Liquidation (Liquidation Basis)6

Consolidated Statements of Operations and

Partners' Capital (Going Concern Basis)7

Consolidated Statements of Cash Flows (Going Concern Basis)8

Notes to Consolidated Financial Statements9-13

Independent Auditor's Reports

To the Partners

Amboy Aggregates Joint Venture

We have audited the accompanying consolidated financial statements of Amboy Aggregates Joint Venture and Subsidiaries, which comprise the consolidated statement of net assets in liquidation as of December 31, 2015, and the related consolidated statement of changes in net assets in liquidation for the period from July 1, 2015 to December 31, 2015, and the consolidated statements of operations and partners' capital and cash flows for the period from January 1, 2015 to June 30, 2015, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the net assets in liquidation of Amboy Aggregates Joint Venture and Subsidiaries as of December 31, 2015, and the changes in its net assets in liquidation for the period from July 1, 2015 to December 31, 2015 and the results of their operations and their cash flows for the period from January 1, 2015 to June 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, the partners of Amboy Aggregates approved a plan of liquidation on July 1, 2015, and the Company determined liquidation is imminent. As a result, the Company changed its basis of accounting for periods subsequent to June 30, 2015 from the going concern basis to the liquidation basis. Our opinion is not modified with respect to this matter.

/s/ CohnReznick LLP

New York, New York

February 29, 2016

To the Partners

Amboy Aggregates Joint Venture

We have audited the accompanying consolidated financial statements of Amboy Aggregates Joint Venture and Subsidiaries (the “Companies”), which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of income and partners' capital  and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amboy Aggregates Joint Venture and Subsidiaries as of December 31, 2014, and the results of their consolidated operations and their consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ WithumSmith+Brown. PC

New Brunswick, NJ

March 27, 2015

AMBOY AGGREGATES JOINT VENTURE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF NET ASSETS IN LIQUIDATION (LIQUIDATION BASIS)
AS OF DECEMBER 31, 2016 (UNAUDITED) AND 2015

	2016
	(unaudited)	2015
ASSETS
Cash	$869,732	$3,855,682
Accounts receivable	153,295	383,826
Restricted cash	823,898	3,414,330
Property, plant and equipment	—	200,000
TOTAL	1,846,925	7,853,838

LIABILITIES
Contract obligation to restore piers (Note 4)	1,090,372	7,461,146
Accrued liquidation costs	28,822	145,690
TOTAL	1,119,194	7,606,836

NET ASSETS IN LIQUIDATION	$727,731	$247,002

See notes to consolidated financial statements.

AMBOY AGGREGATES JOINT VENTURE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS IN LIQUIDATION (LIQUIDATION BASIS)
FOR THE YEAR ENDED DECEMBER 31, 2016 (UNAUDITED) AND FOR PERIOD FROM JULY 1, 2015 TO DECEMBER 31, 2015

2016
(unaudited)
Net assets in liquidation as of December 31, 2015	$247,002
Changes in net assets in liquidation
Changes in accounts receivable	(61,457)
Changes in property, plant and equipment	(25,000)
Changes in contract obligation to restore piers	550,000
Changes in accrued liquidation costs	17,186

Net assets in liquidation as of December 31, 2016	$727,731

2015
Net assets in liquidation as of July 1, 2015	$284,002
Changes in net assets in liquidation
Changes in accrued liquidation costs	(37,000)

Net assets in liquidation as of December 31, 2015	$247,002

See notes to consolidated financial statements.

AMBOY AGGREGATES JOINT VENTURE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND PARTNERS' CAPITAL (GOING CONCERN BASIS)
FOR THE PERIOD FROM JANUARY 1, 2015 TO JUNE 30, 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2014

	2015	2014
Net sales	$139,307	$13,783,784
Costs and expenses:
Cost of sales	624,789	13,902,423
Selling	—	167,967
General and administrative	1,452,565	1,888,751
Totals	2,077,354	15,959,141
Other income—Gain on disposition of property and equipment	849,905	15,156,406
Income (loss) from operations	(1,088,142)	12,981,049
Interest expense	(480,416)	(1,085,886)
Other expense	(1,109,043)	—
Income (loss) from continuing operations	(2,677,601)	11,895,163
Discontinued operations:
Income from discontinued operations	—	510,484
Loss on sale of discontinued operations	—	(2,309,230)
Totals	—	(1,798,746)
Net income (loss)	(2,677,601)	10,096,417
Distributions	—	23,210,070
Partners' capital, beginning of the period	3,156,079	16,269,732
Partners' capital, end of the period	$478,478	$3,156,079

See notes to consolidated financial statements.

AMBOY AGGREGATES JOINT VENTURE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (GOING CONCERN BASIS)
FOR THE PERIOD FROM JANUARY 1, 2015 TO JUNE 30, 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2014

	2015	2014
OPERATING ACTIVITIES:
Net income (loss)	$(2,677,601)	$10,096,417
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	37,532	561,179
Bad debt (recovery of)	28,035	(71,311)
Amortization of permits	59,965	7,055
Gain on disposition of property and equipment	(849,905)	(15,156,406)
Accrued interest and yield maintenance fee	—	917,990
Loss on sale of discontinued operations	—	2,309,230
Changes in operating assets and liabilities:
Accounts and notes receivable	975,920	3,289,001
Inventory	58,145	1,015,875
Prepaid expenses and other current assets	217,834	(87,185)
Due from general partners, affiliates and member	158,861	(310,184)
Accounts payable	19,860	(269,711)
Accrued expenses	(427,407)	(19,095)
Other liabilities	(12,079)	(79,083)
Net cash provided by (used in) operating activities	(2,410,840)	2,203,772

INVESTING ACTIVITIES:
Capital expenditures	—	(500,777)
Proceeds from disposition of property and equipment	2,014,049	33,032,006
Proceeds from sale of discontinued operations	—	11,649,926
Due from insurance claim	—	89,141
Net cash provided by investing activities	2,014,049	44,270,296

FINANCING ACTIVITIES:
Repayments of long-term debt	(5,505,986)	(1,204,354)
Distributions	—	(23,210,070)
Payment to affiliate from disposition of property and equipment	—	(16,095,018)
Repayment of line of credit	—	(675,000)
Net cash used in financing activities	(5,505,986)	(41,184,442)

Net increase (decrease) in cash	(5,902,777)	5,289,626
Cash, beginning of period	9,889,342	4,599,716
Cash, end of period	$3,986,565	$9,889,342

Supplemental disclosure of cash flow data:
Interest paid	$480,416	$473,471
Supplemental schedule of noncash investing and financing activities:
Restricted cash in escrow from sale of discontinued operations		$3,500,000
Liability associated with the restoration of NYS&S piers		$8,327,230
Inventory sold included in gain on disposition of property and equipment		$769,789

See notes to consolidated financial statements.

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2016 (unaudited) and 2015 and for the Year ended December 31, 2016 (unaudited) and for the Periods from January 1, 2015 to June 30, 2015 and July 1, 2015 to December 31, 2015 and for the Year Ended December 31, 2014

Note 1 - Organization and business

Amboy Aggregates (“Amboy” or the “Company”) was established on January 1, 1989 as an equal Joint Venture between Great Lakes Dredge & Dock Company, LLC (“Great Lakes”) and Ralph Clayton and Sons Materials, L.P.

Amboy operates principally in one business segment which is to dredge, process, transport and sell fine aggregate in the New York Metropolitan area. Additionally, the liability of the members is limited to the members’ total equity.

Note 2 - Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Amboy and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration risks

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash with high credit quality financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Company ("FDIC") up to $250,000. As of December 31, 2016, the Company's cash balance exceeded the current FDIC insured amount by approximately $1,443,629.

Prior to the winddown of the Company (see below), credit was extended to its customers, a significant portion of which are in the construction industry. During 2014, approximately 62%, of the Company's net sales were derived from nonrelated major customers. During 2014, three and customers accounted for 66% of the Company's gross accounts receivable.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions and does not have a policy for requiring collateral.

The Company's direct labor is supplied primarily by unions, which have collective bargaining agreements. For the year ended December 31, 2014, 58% of the Company's labor force is subject to collective bargaining agreements, which expired on January 31, 2016.

Inventory

Inventory is stated at the lower of cost, determined using the first-in, first-out (FIFO) method, or market.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2016 (unaudited) and 2015 and for the Year ended December 31, 2016 (unaudited) and for the Periods from January 1, 2015 to June 30, 2015 and July 1, 2015 to December 31, 2015 and for the Year Ended December 31, 2014

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. If facts and circumstances indicate that the Company's long-lived assets might be impaired, the estimated future undiscounted cash flows associated with the long-lived asset would be compared to its carrying amounts to determine if a write-down to fair value is necessary. If a write-down is required, the amount is determined by estimation of the present value of net discounted cash flows.

Permits

Costs incurred in connection with obtaining permits to dredge the Company's products are amortized on the straight-line basis over the term of the related permits.

Revenue recognition

Sales are recognized when revenue is realized or becomes realizable and has been earned. In general, revenue is recognized when the earnings process is complete and collectability is reasonably assured which is usually upon shipment of the product. Amounts billed related to shipping and handling are included in revenue.

Shipping and handling costs

Shipping and handling costs are included in cost of sales.

Income taxes

Income or loss of the Company is includible in the income tax returns of the partners in proportion to their respective interests. Accordingly, there is no provision for income taxes in the accompanying consolidated financial statements.

The Company has no unrecognized tax benefits at December 31, 2016. The Company's Federal and state income tax returns prior to fiscal year 2013 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with income tax matters as part of the income tax provision, if applicable, and includes accrued interest and penalties with the related tax liability in the accompanying consolidated balance sheets.

Liquidation

Based on discussions with the Company’s partners, it was determined that liquidation of Amboy was imminent as of July 1, 2015. The Company’s partners were in discussions to abandon and write-off inventory in addition to relinquishing the license agreement with the State of New Jersey which enables the Company to conduct operations. Therefore, effective July 1, 2015, the Company applied the liquidation basis of accounting on a prospective basis. The liquidation basis of accounting requires the Company to estimate amounts of cash or other consideration it expects to collect and to accrue all costs associated with implementing and completing the plan of liquidation and requires management to make estimates that affect the amounts reported in the consolidated financial statements and related notes. To the extent there are any changes in the Company’s July 1, 2015 initial estimates, there will be changes reflected in the Statement of Changes in Net Assets in Liquidation.

Before the Company can fully liquidate its Net Assets in Liquidation, Amboy must complete the restoration of two piers which were damaged as a result of operations. The Company substantially completed repairs on the piers in the

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2016 (unaudited) and 2015 and for the Year ended December 31, 2016 (unaudited) and for the Periods from January 1, 2015 to June 30, 2015 and July 1, 2015 to December 31, 2015 and for the Year Ended December 31, 2014

fourth quarter of 2016. The Company is expected to be fully dissolved in 2017. Accordingly, Amboy has made appropriate expense accruals for such time period in the calculation of Net Assets in Liquidation. However, the projected remaining wind down period could be either shortened or lengthened by other intervening matters not currently known to management. If the timing of any of these steps changes, the future accrued costs may change. Results could differ from these estimates and may affect the net assets in liquidation and actual cash flows.

The consolidated financial statements for the period from January 1, 2015 to June 30, 2015, were prepared on the going concern basis of accounting, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Prior period financial results have not been restated under the liquidation basis of accounting.

Subsequent events

The Company has evaluated subsequent events through February 28, 2017, which is the date the financial statements were available to be issued.

Note 3 – Cumulative effect of accounting change/net assets in liquidation

The following is a reconciliation of partners’ capital under the going concern basis of accounting to net assets in liquidation under the liquidation basis of accounting as of July 1, 2015.

Partners' capital as of June 30, 2015	$478,478

Increase due to estimated accounts receivable settlement	275,000
Increase due to estimated net realizable value of equipment	200,000
Decrease due to estimated net realizable value of inventory	(1,007,573)
Increase due to contract obligation to restore pier	785,178
Liability for accrued estimated disposal costs of liquidation	(447,081)
Adjustments to reflect the change to the liquidation basis of accounting	(194,476)
Estimated value of net assets in liquidation as of July 1, 2015	$284,002

In applying the liquidation basis of accounting, the Company recognized a net decrease of $194,476 in its estimated value of net assets in liquidation. This estimated value of net assets in liquidation includes projections of costs and expenses to be incurred during the time it takes to complete the plan of liquidation. There is an inherent uncertainty with these projections, and they could change materially based on the timing of the completion of all of the steps necessary for the liquidation.

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2016 (unaudited) and 2015 and for the Year ended December 31, 2016 (unaudited) and for the Periods from January 1, 2015 to June 30, 2015 and July 1, 2015 to December 31, 2015 and for the Year Ended December 31, 2014

Note 4 - Discontinued operations

On October 21, 2014, the Company sold 100% of its interest in New York Sand & Stone, LLC (“NYS&S”). The purchase price was approximately $15,181,000, resulting in a loss on sale of discontinued operations of approximately $2,309,000 reported in the consolidated statement of operations and partners' capital for the year ended December 31, 2014.

In connection with the sale, proceeds received during 2014 amounted to approximately $11,650,000. The remaining unpaid balance of the purchase price is held in escrow, to be released to the Company upon certain events. This escrow amount is recorded as restricted cash in the consolidated balance sheet as of December 31, 2014 and will be used towards the restoration of two piers located at the NYS&S site.

The following amounts are related to NYS&S and have been segregated from continuing operations and reported as discontinued operations in the consolidated statement of operations and partners' capital for the year ended December 31, 2014.

Period from
January 1, 2014
to October 21, 2014
Net sales	$17,931,132

Income from discontinued operations	$510,484
Loss on sale of discontinued operations	(2,309,230)
Totals	$(1,798,746)

Note 5 - Property, plant and equipment

Amboy and Lower Main Street Development, LLC (“Lower Main”) an entity whose related members are partners of the Company, entered into an amended and restated agreement on December 13, 2013 to sell substantially all of the real estate on which Amboy conducts its operations for $33,000,000. On December 31, 2013, pursuant to the terms of the amended and restated agreement, the buyer made a first payment of $2,000,000 which was to be applied to the purchase price at the closing.

On December 31, 2014, the Company sold substantially all of the land, resulting in a gain of approximately $15,100,000, included in gain on disposition of property and equipment in the consolidated statement of operations and partners' capital for the year ended December 31, 2014.

With the exception of a single vessel, all equipment was sold for proceeds of $2,014,049 for the period ended June 30, 2015. On the application of liquidation basis, the remaining vessel was adjusted to its net realizable value, less cost to sell in 2015. This vessel was sold during 2016 and changes are reflected in the Statement of Changes in Net Assets in Liquidation.

Depreciation and amortization expense was $37,532 and $321,403 for the period from January 1, 2015 to June 30, 2015 and the year ended December 31, 2014, respectively.

Note 6 - Retirement plans

Pension and annuity plans

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2016 (unaudited) and 2015 and for the Year ended December 31, 2016 (unaudited) and for the Periods from January 1, 2015 to June 30, 2015 and July 1, 2015 to December 31, 2015 and for the Year Ended December 31, 2014

Employees covered by a union agreement were included in multi-employer pension and annuity plans to which the Company made contributions in accordance with the contractual union agreement. The Company ceased contributions to the Operating Engineers Local No. 825 Pension Plan effective February 19, 2011 and any future contributions were paid to the annuity fund. As a result of withdrawing from the pension fund, the Company was obligated to pay $328,628, plus interest of $47,445, of which $65,236, including interest of $3,419, was paid during 2015, $77,687, including interest of $5,834, was paid during 2014.

The Company maintained a retirement plan qualifying under Section 401(k) of the Internal Revenue Code which allowed eligible employees to defer a portion of their income through contributions to the plan. Under the provisions of the plan, the Company made contributions for the benefit of the employees, subject to certain limitations. The Company's contributions for the period from January 1, 2015 to June 30, 2015 and the year ended December 31, 2014 were $21,857 and $63,029, respectively. The Company terminated this retirement plan effective April 30, 2015.

Note 7 - Commitments and contingencies

License agreement

The Company had a license agreement through August 5, 2016 with the State of New Jersey which enabled the Company to dredge in the Ambrose Channel for commercial sand. Under this agreement, the State of New Jersey received a royalty fee based on the amount of material dredged that, effective August 1, 2009, ranged between $.35 and $.70 per cubic yard. Royalties charged to operations during the year ended December 31, 2014 amounted to $84,186. Effective August 14, 2015, the Company relinquished the license agreement to Great Lakes.

Litigation

In the ordinary course of business the Company is a party in various legal proceedings. In the opinion of management, resolution of these claims is not expected to have a material adverse impact on the financial position or results of operations of the Company.

Note 8 - Related party transactions

The Company sells inventory to affiliates. Sales to affiliates during the year ended December 31, 2014 were $102,000.

During 2014, Amboy accrued rent totaling $180,000 to Lower Main, whose related members are partners of the Company. The lease, which required monthly payments of $15,000, was on a month-to-month basis through the end of 2014 when the land was sold (see Note 5). During 2015, Lower Main transferred cash of $36,947 in partial satisfaction of the outstanding receivable to the Company and liquidated.